Presentation to JDA Employees Filed by JDA Software Group, Inc. (Commission File No. 0-27876) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: QRS Corporation (Commission File No. 0-21958

JDA QRS Hamish Brewer Peter Charness

Agenda What Can We Tell You? What Did We Buy? Why Did We Buy It? How Does this Help JDA? What Do we Intend to Do With it? Questions and Answers?

What Can We Tell You We Don't Own QRS at this Time First Acquisition of a Public Company SEC Rules and Regulations Entered a Quiet Period

What Did We Buy? Sourcing Global Trading Community Catalogue EDI AS2 RIS Impact/Quick Synch

We Also are Buying Huge Hosted Application Expertise 3/4 billion transactions per year Very Different Kind of Business

Why Did We Buy QRS JDA will be a $340m. Company with large cash war chest Recurring Revenue Model New Business Extension

Largest Retail Industry Trading Community 10,000+ retail customers in North America and Europe 10 of the top 10 retailers in the U.S. 8 of the top 10 retailers worldwide 19 of the top 20 apparel and footwear companies worldwide 11 of the top 12 department stores in the U.S. 9 of the top 10 supermarkets in the U.S. Largest data pool in the North American market (100M) Sources, in order of bullets presented above: Based on total, unique QRS corporate customers that purchased or licensed QRS products and services between January and December 2003; Stores Magazine, July 2003; Retail Forward, Inc. The Top 10 Retailers Worldwide 2002, October 2003; Consumer Goods Technology Magazine, November 2003; Stores Magazine, July 2003; and Stores Magazine, July 2003. Sources also include customer company reports.

Global Data Synchronization Advantage Founded in 1988, only QRS gives retailers and marketers/manufacturers the ability to connect, transact, collaborate and differentiate 19 of the top 20 apparel and footwear companies 8 of the top 10 retailers worldwide 9 of the top 10 U.S. supermarkets 11 of the top 12 U.S. department stores Full suite of collaborative commerce solutions for retail industry Global data synchronization Industry and retail mandate compliance Transaction intelligence and visibility Market intelligence QRS CatalogueTM synchronizes over 100 million products

Historic Business Model Item Setup Purchase Order Advanced Ship Notice

Overview

QRS' Collaborative Commerce Solutions address the breakdowns in brand execution

The QRS IMPACT™ Product Suite

JDA

QRS IMPACT™ Enterprise Edition

- QRS Self Service Portal
- QRS Transactive Catalogue

QRS IMPACT *Enterprise Edition*:
A data sync solution addressing collaborative product information management needs from concept to cash

- ***QRS Self Service Portal:*** *Lets suppliers easily deliver files in required format*
- ***QRS Transactive Catalogue:*** *Provides advanced search and built-in shopping cart functionality*

QRS IMPACT™

QRS IMPACT:
The next stage for publishing product data to multiple channels inside and outside your organization

QRS QuickSync™

QRS QuickSync:
The foundation to a data sync strategy — publish quickly and easily to a single information channel

QRS Sample GDSN Message Orchestration Vendor sends data to QRS QRS validates and registers item data Retailer subscribes to item data RDP relays subscription request to registry Registry relays subscription request to QRS Vendor publishes data to retailer QRS sends data to RDP RDP sends data to retailer Retailer sends item confirmation to RDP RDP sends item confirmation to QRS

Price Scan Verification Retail Experience Analysis Competitive Price Audits Market Intelligence Solutions Collect competitive prices for retailers and retail suppliers Verify shelf prices are consistent with POS Research operational factors that impact retail performance Providing key performance measurements for retail managers

QRS Retail Intelligence ServicesSM Competitive Price Audits Private Label Linking Price Scan Verification Retail Experience Analysis

Solution: QRS Reveal for Transaction Lifecycle Visibility Tracking and monitoring of business-critical transactions Pre-built linking of associated business documents Real-time monitoring Automated notifications of business rule violations Real-time, "over-the- horizon," operational visibility Accumulated knowledge of the complete transaction lifecycle Better understanding of partner performance levels Easy community-wide access

Reaching your entire community - Model 1 Your Company QRS Reveal QRS Data Exchange Interconnected VANs Trading Partner 1 (FTP or EDIINT) Trading Partner 2 (User Interface and Alerts) Trading Partner 3 (User Interface and Alerts)

The Solution: QRS Catalogue(tm)

QRS QuickSync(tm) Collect Manage Publish

QRS IMPACT(tm)

Plans for QRS Market Extensions Grocery, CPG Geographic Extensions EMEA Product Extensions Data Rich Application Enablement RFID Enablement Build out the JDA Community

How Will We Decide What's Next? Listen to Clients Listen to QRS Associates Action Plan Market Notification in August?

ADDENDUM: Legal Legends "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995 This PowerPoint presentation contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein include statements about the consummation of the pending merger of JDA and QRS, future financial and operating results of the combined company and benefits of the pending merger. Factors that could cause actual results to differ materially from those described herein include: (a) JDA's ability to leverage the QRS products to enable it to further expand its position in the demand chain market; (b) JDA's ability to successfully integrate and market the QRSproducts; and (c) both companies' ability to obtain regulatory approvals. Additional information relating to the uncertainty affecting the businesses of JDA and QRS is contained in the respective filings with the SEC. Neither JDA nor QRS is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. In addition to the specific risks identified in the proceeding paragraph, mergers involve a number of special risks, including diversion of management's attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger and the integration of acquired products, technologies and employees into JDA's business and product offerings. Achieving the anticipated benefits of the pending merger will depend, in part, upon whether the integration of the acquired products, technology, or employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The difficulties of such integration may be increased by the necessity of coordinating geographically disparate organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The inability of management to successfully integrate the business of the two companies, and any related diversion of management's attention, could have a material adverse effect on the combined company's business, operating results and financial condition.

ADDENDUM: Legal Legends Caution Required by Certain SEC Rules In connection with the proposed transaction, JDA will file a registration statement on Form S-4, which will include a prospectus of JDA and a joint proxy statement for each of JDA's and QRS' special stockholder meetings, with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND JOINT PROXY STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA and QRS with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA with the Securities and Exchange Commission may also be obtained from JDA by directing a request to JDA, Attention: G. Michael Bridge, legal counsel, 480-308-3000. Free copies of the joint proxy statement (when available) and other documents filed by QRS with the Securities and Exchange Commission may also be obtained from QRS by directing a request to QRS, Attention: Stacey Giamalis, secretary, tel: 510-210-5000. JDA and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from JDA's and QRS' stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the JDA corporate secretary. QRS and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from QRS' and JDA's stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the QRS corporate secretary.